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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                          FLORAFAX INTERNATIONAL, INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                   339825101
                        --------------------------------
                                 (CUSIP Number)

                               KENNETH G. PUTTICK
                                210 Osprey Court
                           Vero Beach, Florida 32963
                                 (561) 231-7083
                        --------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1998

                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including the exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No. 339825101

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
        1.           Name of reporting persons                                                    Kenneth G. Puttick

                     S.S. or I.R.S. Identification Nos. of Above Persons                           SSN:  ###-##-####

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        2.           Check the Appropriate Box if a Member of a Group (See Instructions)             (a)      [    ]
                                                                                                     (b)      [ x  ]

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        3.           SEC Use Only

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        4.           Source of funds
                     P - Personal Funds of Reporting Person
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        5.           Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                     items 2(d) or 2(e)                                                                      [     ]

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        6.           Citizenship or Place or Organization
                     United States of America

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Number of
Shares               7.       Sole Voting Power                            518,000
Beneficially
Owned by Each        ------------------------------------------------------------------------------------------------
Reporting
Person With          8.       Shared Voting Power                         ---------

                     ------------------------------------------------------------------------------------------------

                     9.       Sole Dispositive Power                       518,000

                     ------------------------------------------------------------------------------------------------

                     10.      Shared Dispositive Power                    ---------

                     ------------------------------------------- ----------------------------------------------------

11.                  Aggregate Amount Beneficially Owned by Each Reporting Person                            518,000

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12.                  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:                  [     ]

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13.                  Percent of Class Represented by Amount in Row (11):                                       6.53%

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14.                  Type of Reporting Person                                                   IN-Individual Person

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

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
CUSIP No. 339825101

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
1.                 Name of reporting persons                                               Puttick Enterprises, Inc.

                   S.S. or I.R.S. Identification Nos. of Above Persons                             ID No. 65-0132868

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2.                 Check the Appropriate Box if a Member of a Group (See Instructions)               (a)     [     ]

                                                                                                     (b)     [ x   ]
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3.                 SEC Use Only

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4.               Source of funds
                 OF - Other

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5.               Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 items 2(d) or 2(e)                                                                          [     ]

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6.               Citizenship or Place or Organization
                 Florida

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Number of
Shares             7.       Sole Voting Power                              637,000
Beneficially
Owned by           --------------------------------------------------------------------------------------------------
Each
Reporting          8.       Shared Voting Power                           ---------
Person With
                   --------------------------------------------------------------------------------------------------

                   9.       Sole Dispositive Power                         637,000

                   --------------------------------------------------------------------------------------------------

                   10.      Shared Dispositive Power                      ---------

                   --------------------------------------------------------------------------------------------------

11.                Aggregate Amount Beneficially Owned by Each Reporting Person                              637,000


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12.                Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:                    [     ]

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13.                Percent of Class Represented by Amount in Row (11):                                         8.03%

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14.                Type of Reporting Person                                                           CO-Corporation

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

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                               Amendment No. 3 to
                                 Schedule 13D
                          Florafax International, Inc.

         This Amendment No. 3 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed March 21, 1991 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed August 18, 1994, each filed by Kenneth G. Puttick, and Amendment No. 2 to the Schedule 13D filed September 16, 1996, filed by Kenneth G. Puttick and Puttick Enterprises, Inc. (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Florafax International, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meaning assigned thereto in the Schedule 13D. The address of the Issuer is 8075 20th Street, Vero Beach, Florida 32966.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety to read as follows:

         (a) Kenneth G. Puttick is the beneficial owner of 518,000 shares representing 6.53% of the Common Stock. The 518,000 shares of Common Stock beneficially owned by Mr. Puttick include 60,000 shares of Common Stock subject to options held by Mr. Puttick.

             Puttick Enterprises, Inc. is the beneficial owner of 637,000 shares representing 8.03% of Common Stock. Mr. Puttick is the President, director and owner of Puttick Enterprises, Inc.

             The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of October 7, 1998 there were 7,929,223 shares of Common Stock of the Issuer outstanding as reported in the Issuer's Annual Report on Form 10KSB for the period ended August 31, 1998.

         (b) Kenneth G. Puttick has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 518,000 shares of Common Stock beneficially owned by him.

             Puttick Enterprises, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 637,000 shares of Common Stock beneficially owned by it.

         (c)      Not Applicable.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On December 9, 1998 the Reporting Persons entered into a voting agreement and proxy with Gerald Stevens, Inc. and certain other stockholders pursuant to which the Reporting Persons granted an irrevocable proxy to Gerald Stevens, Inc. in connection with certain matters to be acted upon at the meeting(s) of the stockholders of the Issuer to be held for the purpose of approving the merger of a wholly-owned subsidiary of the Issuer with and into Gerald Stevens, Inc.

Item 7.  Material to be Filed as Exhibits.

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         A form of the Voting Agreement dated December 9, 1998 by and among certain principal stockholders of the Issuer and Gerald Stevens, Inc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K dated December 9, 1998 filed by the Issuer with the Securities and Exchange Commission File No. 0-5531).


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 21, 1999



Puttick Enterprises, Inc.


/s/ Kenneth G. Puttick                          /s/ Kenneth G. Puttick
-------------------------------                 -------------------------------
Kenneth G. Puttick, President                   Kenneth G. Puttick